Macquarie Infrastructure Company LLC
125 West 55th Street

New York, NY 10019

April 14, 2015

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	H. Roger Schwall

Assistant Director

Re:	Macquarie Infrastructure Company LLC Registration Statement on Form S-4 SEC File No. 333-202162

Dear Mr. Schwall:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Macquarie Infrastructure Company LLC, a Delaware limited liability company (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-4 (File No. 333-202162) (the “Registration Statement”) so that it may become effective at 12:00 noon, Eastern time, on Friday, April 17, 2015, or as soon as practicable thereafter.

In connection with this request, the Company acknowledges the following:

1.	Should the U.S. Securities and Exchange Commission (the “Commission”) or the Staff of the Division of Corporation Finance of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement.

2.	The action of the Commission or the Staff, acting pursuant to delegated authority in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement.

3.	The Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Michelle B. Rutta (tel: 212-819-7864) or Patti J. Marks (tel: 212-819-7019) of White & Case LLP, with any questions you may have concerning this request, and please notify either of them when this request for acceleration has been granted.

Sincerely,

Macquarie Infrastructure Company LLC

By:	/s/ JAMES HOOKE
James Hooke
Chief Executive Officer

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